June 27, 2007

VIA EDGAR AND FACSIMILE TO (202) 772-9208

Ms. Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infospace, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2006

Filed February 23, 2007

File No. 000-25131

Dear Ms. Collins:

We received your letter dated June 14, 2007 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission in response to our letter dated April 26, 2007. Our responses to each comment are provided below. For the Staff’s convenience, each comment from the Letter is restated in bold italics prior to our response to such comment.

Revenue Recognition, Page 58

1. We note your response to prior comment 3 where you indicate that the Company will revise their disclosures in future filings to include a more detailed explanation of their revenue recognition policy as it relates to your search engine and directory listing customers. Please provide a copy of your proposed disclosures for the Staff’s review.

We note the Staff’s comments and supplementally advise the Staff of the following proposed additional disclosures in our Revenue Recognition policy to be included in our filing on Form 10-Q for the period ended June 30, 2007 for the Staff’s review:

“Online revenue is recorded on a gross basis in accordance with Emerging Issues Task Force Issue 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal versus Net as an Agent. The Company is the primary obligor in the revenue generating relationships with its search engine and directory listing customers, separately negotiates each revenue or unit pricing contract independent of any revenue sharing arrangements and assumes the credit risk for amounts invoiced to such customers. The Company, through its meta-search technology, determines the paid search results, content and information directed to its owned and operated Web sites and its distribution partners’ Web properties. The Company earns revenue from its search engine and directory listing customers by providing paid search results generated from its distribution partners’ Web properties based on separately negotiated and agreed upon terms with each distribution partner. The Company recognizes amounts due to its distribution partners in the period they are earned and classifies such costs as Content and distribution expense in the Consolidated Statement of Operations.”

Item 9A, Controls and Procedures, page 82

2. We note your response to comment 4 where you indicate that the material adjustment did not impact any previously issued financial statements filed with the SEC. We further note that the $5.3 million adjustment was due to the reversal of a deferred income tax asset valuation and the related benefit recorded in the Company’s consolidated financial statements. We note that the Company’s valuation allowance was reduced by $63,355 in fiscal 2006 and $77,322 in fiscal 2005. Please explain the decrease in your allocation of your valuation allowance for each period (i.e. tax provision, goodwill or equity) and reconcile such information to the disclosures in your Form 10-K. For instance, it appears that the $63,355 reduction in 2006 was recorded as a $28,643 increase to your tax benefit; a $35,622 reduction in goodwill and a $5.3 million credit to equity as per your response. Accordingly, the total allocation appears to be $69.6 million versus the $63.3 million reduction in the valuation allowance. Please explain the difference and provide a similar analysis for fiscal 2005.

We note the Staff’s comments and supplementally advise the Staff of the following:

To further clarify our prior response, for fiscal 2006, the $5.3 million adjustment was made prior to issuance of our Form 10-K for 2006. Specifically, the adjustment consisted of a $5.3 million debit to income tax expense and a $5.3 million credit to paid-in capital. This adjustment was related to the overall conclusion to reverse a portion of our deferred tax asset valuation allowance in the fourth quarter of 2006.

The net change in our deferred income tax valuation allowance of $63,355 and $77,322 in fiscal 2006 and 2005, respectively, is comprised of a number of items, including changes in the balance of individual deferred tax assets and reversal of the deferred tax asset valuation allowances in the fourth quarters of 2006 and 2005. The following is a reconciliation of the change in the deferred tax asset valuation allowance for fiscal 2006 and 2005, the nature of the changes for those fiscal periods and, to the extent material, the disclosures in our Form 10-K. The effects of the $5.3 million adjustment referred to in the previous paragraph are included in the 2006 reconciliation shown below.

Schedule of Changes in Deferred Tax Asset Valuation Allowance

Years Ended December 31, 2005 and 2006 (in thousands)

	Balance at Beginning of Year	Reversal of Valuation Allowance Recorded to Income Tax Benefit		Credited to Goodwill		Credited to Stockholders’ Equity		Net Changes to Deferred Tax Assets		Balance at Year-end	Change for Year
Deferred income tax asset
Valuation allowance
2005	$478,115	$(25,000	)(1)	$—		$—		$(52,322	)(2)	$400,793	$(77,322)
2006	$400,793	$(28,643	)(3)	$(35,622	)(4)	$(4,563	)(5)	$5,473	(6)	$337,438	$(63,355)

(1)	Disclosed in Note 9: Income Taxes, in our 2005 Form 10-K.
(2)

In addition to the credit for the income tax benefit related to a portion of our net operating loss carry forward of $25,000, this represents an aggregate of the net changes to the individual deferred tax assets as disclosed in Note 9: Income Taxes, in our 2005 Form 10-K.

(3)	Disclosed in Note 8: Income Taxes, in our 2006 Form 10-K.
(4)	Disclosed in Note 6: Goodwill and Intangible Assets, in our 2006 Form 10-K.
(5)

Disclosed in Consolidated Statements of Changes in Stockholders’ Equity, in our 2006 Form 10-K. The credit to Stockholders’ Equity includes the $5,272 material adjustment, net of adjustments arising in the current year.

(6)

In addition to the credit for the income tax benefit related to a portion of our net operating loss carry forward of $28,643 and credits to goodwill and stockholders’ equity of $35,622 and $4,563, respectively, this represents an aggregate of the net changes to the individual deferred tax assets as disclosed in Note 8: Income Taxes, in our 2006 Form 10-K.

Schedule II – Valuation and Qualifying Accounts

3. We note your response to comment 5 where you indicate that the Company believes that the footnote disclosures in your Form 10-K were sufficient to meet the disclosure requirements of Item 5-04(a) (2). The Staff agrees that the valuation allowances for deferred tax assets are not required to be presented on Schedule II if the disclosure requirements of SFAS No. 109 have been met.

We note the Staff’s comments and supplementally advise the Staff that we believe that the disclosure requirements of SFAS No. 109 have been met.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectively Submitted,
Infospace, Inc.

/s/ Allen M. Hsieh
Allen Hsieh
Chief Financial Officer

cc:	R. Bruce Easter, SVP and General Counsel

Mike Reeves, Deloitte & Touche

Jeff Saper, Wilson Sonsini Goodrich & Rosati